SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Consolidated Financial Statements

Petróleo Brasileiro S.A. -
PETROBRAS and Subsidiaries

September 30, 2006 and 2005
with Review Report of Independent
Registered Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Review Report of Independent Registered Public
Accounting Firm

The Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - PETROBRAS
Rio de Janeiro - RJ

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS (and subsidiaries) as of September 30, 2006, the related condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the nine-month period ended September 30, 2006. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

The consolidated financial statements of Petróleo Brasileiro S.A. PETROBRAS as of and for the year ended December 31, 2005, were audited by other independent registered public accounting firm whose report dated February 17, 2006, expressed an unqualified opinion on those consolidated financial statements. Such consolidated financial statements were not audited by us and, accordingly, we do not express an opinion or any form of assurance as to the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005. Additionally, the condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the nine-month period ended September 30, 2005 were reviewed by another independent registered public accounting firm, who issued an unqualified review report dated November 11, 2005. These condensed consolidated financial statements were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assurance as to those statements.

November 17, 2006

KPMG Auditores Independentes

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
September 30, 2006 and December 31, 2005
Expressed in Millions of United States Dollars

	September 30,	December 31,
	2006	2005

	(unaudited)	(Note 1)

Assets

Current assets
Cash and cash equivalents	11,097	9,871
Marketable securities	219	456
Accounts receivable, net	6,430	6,184
Inventories (Note 5)	6,796	5,305
Deferred income taxes	449	473
Recoverable taxes	2,531	2,087
Advances to suppliers	905	652
Other current assets	901	750

	29,328	25,778

Property, plant and equipment, net	53,516	45,920

Investments in non-consolidated companies and other investments	3,115	1,810

Other assets
Accounts receivable, net	1,049	642
Advances to suppliers	422	462
Petroleum and alcohol account - receivable
from Federal Government (Note 6)	360	329
Government securities	445	364
Marketable securities	183	129
Restricted deposits for legal proceedings and guarantees (Note 13)	828	775
Recoverable taxes	543	639
Goodwill	242	237
Prepaid expenses	245	246
Inventories (Note 5)	210	236
Fair value asset of gas hedge (Note 3 (d))	-	547
Other assets	503	511

	5,030	5,117

Total assets	90,989	78,625

The accompanying notes are an integral part of these consolidated financial statements.

	September 30,	December 31,
	2006	2005

Liabilities and shareholders’ equity	(unaudited)	(Note 1)

Current liabilities
Trade accounts payable	4,704	3,838
Short-term debt (Note 7)	926	950
Current portion of long-term debt (Note 7)	1,881	1,428
Current portion of project financings (Note 9)	2,496	2,413
Current portion of capital lease obligations (Note 10)	223	239
Accrued interest	198	221
Income taxes payable	391	409
Taxes payable, other than income taxes	3,613	3,014
Payroll and related charges	1,114	918
Dividends and interest on capital payable	2,076	3,068
Contingencies (Note 13)	39	72
Advances from customers	594	609
Employees’ post-retirement benefits obligation - Pension (Note 11)	186	206
Other payables and accruals	949	770

	19,390	18,155

Long-term liabilities
Long-term debt (Note 7)	9,824	11,503
Project financings (Note 9)	3,800	3,629
Capital lease obligations (Note 10)	884	1,015
Employees’ post-retirement benefits obligation - Pension (Note 11)	4,511	3,627
Employees’ post-retirement benefits obligation - Health care (Note 11)	3,710	3,004
Deferred income taxes	2,307	2,159
Provision for abandonment	913	842
Contingencies (Note 13)	246	238
Deferred purchase incentive (Note 3 (d))	-	144
Other liabilities	451	318

	26,646	26,479

Minority interest	1,694	1,074

The accompanying notes are an integral part of these consolidated financial statements.

	September 30,	December 31,
	2006	2005

Shareholders’ equity (Note 12)	(unaudited)	(Note 1)
Shares authorized and issued
Preferred share - 2006 - 1,850,364,698 shares and 2005 - 1,849,478,028
shares	7,718	4,772
Common share - 2006 and 2005 - 2,536,673,672 shares	10,959	6,929
Capital reserve	171	159
Retained earnings
Appropriated	14,729	20,095
Unappropriated	18,375	11,968
Accumulated other comprehensive income
Cumulative translation adjustments	(6,950)	(9,432)
Amounts not recognized as net periodic pension cost, net of tax	(2,078)	(1,930)
Unrealized gains on available for sale securities, net of tax	338	356
Unrecognized loss on cash flow hedge	(3)	-

	43,259	32,917

Total liabilities and shareholders’ equity	90,989	78,625

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
September 30, 2006 and 2005
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

	Nine-month period ended
		September 30,

	2006	2005

Sales of products and services	69,267	52,555
Less:
Value-added and other taxes on sales and services	(13,239)	(10,149)
Contribution of intervention in the economic domain charge - CIDE	(2,701)	(2,345)

Net operating revenues	53,327	40,061

Cost of sales	28,744	21,337
Depreciation, depletion and amortization	2,616	2,139
Exploration, including exploratory dry holes	545	438
Selling, general and administrative expenses	3,636	2,957
Research and development expenses	511	275
Other operating expenses	582	825

Total costs and expenses	36,634	27,971

Equity in results of non-consolidated companies	36	113
Financial income (Note 8)	930	141
Financial expenses (Note 8)	(1,414)	(909)
Monetary and exchange variation on monetary assets and liabilities, net
(Note 8)	107	229
Employee benefit expense for non-active participants	(764)	(708)
Other taxes	(417)	(257)
Other expenses, net	(58)	(81)

	(1,580)	(1,472)

Income before income taxes and minority interest	15,113	10,618

The accompanying notes are an integral part of these consolidated financial statements.

	Nine-month period ended
		September 30,

	2006	2005

Income taxes expense (Note 4)
Current	(4,763)	(2,913)
Deferred	114	(680)

	(4,649)	(3,593)

Minority interest in results of consolidated subsidiaries	(424)	(204)

Net income for the period	10,040	6,821

Net income applicable to each class of shares
Common	5,806	3,945
Preferred	4,234	2,876

Net income for the period	10,040	6,821

Basic and diluted earnings per: (Note 12)
Common and Preferred share	2.29	1.56
Common and Preferred ADS	9.16	6.24

Weighted average number of shares outstanding
Common	2,536,673,672	2,536,673,672
Preferred	1,849,747,602	1,849,478,028

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
September 30, 2006 and 2005
Expressed in Millions of United States Dollars
(Unaudited)

	Nine-month period ended
		September 30,

	2006	2005

Cash flows from operating activities

Net income for the period	10,040	6,821
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	2,616	2,139
Dry hole costs	231	252
Loss on sales of property, plant and equipment	224	299
Deferred income taxes	(114)	680
Equity in results of non-consolidated companies	(36)	(113)
Minority interest in results of consolidated subsidiaries	424	204
Foreign exchange and monetary (gain)/loss	723	(155)
Financial expense on hedge operations	488	138

Decrease (increase) in assets:
Accounts receivable, net	(260)	(870)
Marketable securities	235	444
Inventories	(877)	(618)
Recoverable taxes	(219)	(392)
Advances to suppliers	(103)	(137)
Others	170	(154)

Increase (decrease) in liabilities:
Trade accounts payable	673	931
Payroll and related charges	130	105
Taxes payable	495	439
Employees’ post-retirement benefits, net of unrecognized pension obligation	969	810
Other liabilities	(136)	(14)

Net cash provided by operating activities	15,673	10,809

The accompanying notes are an integral part of these consolidated financial statements.

	Nine-month period ended
	September 30,

	2006	2005

Cash flows from investing activities
Additions to property, plant and equipment	(9,598)	(6,811)
Acquisition of USA trading and refine companies	(416)	-
Others	140	(100)

Net cash used in investing activities	(9,874)	(6,911)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	(379)	(1,061)
Proceeds from issuance and draw-down on long-term debt	1,220	776
Principal payments on long-term debt	(2,617)	(908)
Proceeds from project financings	633	1,306
Payments of project financings	(680)	(324)
Payments of capital lease obligations	(238)	(330)
Dividends paid to shareholder and minority interests	(3,144)	(1,909)

Net cash used in financing activities	(5,205)	(2,450)

Increase in cash and cash equivalents	594	1,448
Effect of exchange rate changes on cash and cash equivalents	632	1,108
Cash and cash equivalents at beginning of period	9,871	6,856

Cash and cash equivalents at end of period	11,097	9,412

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
September 30, 2006 and 2005
Expressed in Millions of United States Dollars (except per-share amounts)
(Unaudited)

	Nine-month period ended
		September 30,

	2006	2005

Preferred shares
Balance at January 1	4,772	4,772
Capital increase from undistributed earnings reserve	2,939	-
Capital increase with issue of preferred shares (Note 12)	7	-

Balance at September 30	7,718	4,772

Common shares
Balance at January 1	6,929	6,929
Capital increase from undistributed earnings reserve	4,030	-

Balance at September 30	10,959	6,929

Capital reserve - fiscal incentive
Balance at January 1	159	134
Transfer from unappropriated retained earnings	12	30

Balance at September 30	171	164

Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(9,432)	(12,539)
Foreign currency translation gain	2,482	5,257

Balance at September 30	(6,950)	(7,282)

Unrecognized loss on cash flow hedge
Balance at January 1	-	-
Unrealized losses	(5)	-
Tax effect on above	2	-

Balance at September 30	(3)	-

Amounts not recognized as net periodic pension cost, net of tax
Balance at January 1	(1,930)	(1,975)
Decrease in additional minimum liability	(223)	(582)
Tax effect on above	75	197

Balance at September 30	(2,078)	(2,360)

The accompanying notes are an integral part of these consolidated financial statements.

	Nine-month period ended
		September 30,

	2006	2005

Unrecognized gain on available for sale securities
Balance at January 1	356	460
Unrealized losses	(26)	(67)
Tax effect on above	8	23

Balance at September 30	338	416

Appropriated retained earnings

Legal reserve
Balance at January 1	2,225	1,520
Transfer from unappropriated retained earnings, net of gain or loss on
translation	170	296

Balance at September 30	2,395	1,816

Undistributed earnings reserve
Balance at January 1	17,439	9,688
Capital increase	(6,969)	-
Transfer from unappropriated retained earnings, net of gain or loss on
translation	1,400	1,884

Balance at September 30	11,870	11,572

The accompanying notes are an integral part of these consolidated financial statements.

	Nine-month period ended
		September 30,

	2006	2005

Statutory reserve
Balance at January 1	431	318
Transfer from unappropriated retained earnings, net of gain or loss on
translation	33	62

Balance at September 30	464	380

Total appropriated retained earnings	14,729	13,768

Unappropriated retained earnings

Balance at January 1	11,968	13,199
Net income for the period	10,040	6,821
Dividends (2006 - US$0.46 to common and preferred shares; 2005 -
US$0.21 to common and preferred shares)	(2,018)	(933)
Appropriation (to) fiscal incentive reserves	(12)	(30)
Appropriation (to) reserves	(1,603)	(2,242)

Balance at September 30	18,375	16,815

Total shareholders' equity	43,259	33,222

Comprehensive income is comprised as follows:

Net income for the period	10,040	6,821
Cumulative translation adjustments	2,482	5,257
Amounts not recognized as net periodic pension cost	(148)	(385)
Unrealized loss on available for sale securities, net	(18)	(44)
Unrecognized loss on cash flow hedge	(3)	-

Total comprehensive income	12,353	11,649

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Expressed in Millions of United States Dollars
(except as otherwise specifically indicated)
(Unaudited)

1. Basis of Financial Statements Preparation

The accompanying unaudited consolidated financial statements of Petróleo Brasileiro S.A. - PETROBRAS (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2005 and the notes thereto.

The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of September 30, 2006 and for the nine-month periods ended September 30, 2006 and 2005, included in this report, are unaudited. However, in management's opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2006.

The preparation of these financial statements requires the use of estimates and assumptions that reflect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on the Company’s net income or shareholders’ equity.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

2. Recently Adopted Accounting Standards

a) Emerging Issues Task Force (EITF) 04-3

At its September 2005 meeting, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” Issue 04-13 requires that two or more legally separate exchange transactions with the same counterparty, including buy/sell transactions, be combined and considered as a single arrangement for purposes of applying the provisions of Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions,” when the transactions are entered into “in contemplation” of one another. The Company adopted the EITF 04-13 on a prospective basis as from April 1, 2006. There are no new arrangements entered into, nor modifications or renewals of existing arrangements in connection with EITF 04-13 from April 1 to September 30, 2006. Net operating revenues and cost of sales were not affected by EITF 04-13.

b) SFAS No. 158 - Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158 - “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS 158”) , which will become effective for the Company on December 31, 2006. This standard requires the Company to recognize the overfunded or underfunded status of each of its defined benefit pension and other postretirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of stockholders’ equity, in the year in which they occur.

Based on estimates as of September 30, 2006, the Company anticipates that upon adoption of SFAS 158 the liabilities will be increased and stockholders’ equity will be reduced by US$2 billion. This estimate may differ from the actual impacts at December 31, 2006, which will be based on year-end pension plan valuations and calculations of the Company’s obligations as of year-end for pensions and other postretirement benefit plans.

3. Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of its business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company's financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company's executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company's executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign currency risk management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero-cost foreign exchange collars to implement this strategy.

The call and put portion of the Company’s zero cost foreign exchange collars at September 30, 2006 have a fair value of US$16 and US$0.04, respectively (US$12 and US$1 at December 31, 2005).

b) Cash flow hedge

In September, 2006 PIFCo entered into cross currency swap under which it swaps principal and interest payments on Yen denominated bonds for U.S. dollar amounts. Under U.S. GAAP, foreign currency cash flow hedges can only be designated as such when hedging the risk to the entity’s functional currency, and therefore, this cross currency swaps is qualified for hedge accounting designation take into account that PIFCo’s functional currency is the US dollar, and the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is highly effective.

The hedged item is ¥ 35 billion bond, ten-year maturity, carrying a semi-annual coupon of 2.15% p.a. The hedge instrument is a cross currency swap, ten year maturity, under which US dollars is paid and Japanese Yen is received mirroring the Yen bond conditions. The effectiveness test was made at the inception at the hedge based on the hypothetical derivative method. The effectiveness test will be made on an ongoing basis on a quartely basis.

The transaction gain or loss arising from the remeasurement of Yen denominated bonds is offset by the reclassification relating to the remeasurement of the hedged item at spot rates from other comprehensive income to earnings. The cross currency swap at September 30, 2006 had a fair value of (US$ 5) due to the devaluation of the Japanese Yen when compared to US dollar since the inception of the instrument.

c) Commodity price risk management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil products prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

c) Commodity price risk management (Continued)

The Company's exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude oil future contracts are marked to market and related gains and losses are recognized currently under earnings, irrespective of when physical crude sales occur. During the nine-month periods ended September 30, 2006 and 2005, the Company carried out economic hedging activities on 23.5% and 20.5%, respectively, of its total traded volume (imports and exports). The open positions on the futures market, compared to spot market value, resulted in a gain of US$41 and a loss of US$5 during the nine-month periods ended September 30, 2006 and 2005, respectively.

d) Natural gas derivative contract

In connection with the long-term contract to buy gas (“The Gas Supply Agreement” or "GSA") to supply thermoelectric plants and for other uses in Brazil, the Company entered into a contract, with Empresa Petrolera ANDINA, a gas producer in Bolivia, that constituted a derivative financial instrument under SFAS 133. This contract, the Natural Gas Price Volatility Reduction Contract (the "PVRC"), was executed with the purpose of reducing the effects of price volatility under the GSA.

The terms of the PVRC include a collar for the period from 2005 to 2019, with the Company receiving cash payments when the calculated price is above the established ceiling, and the Company making cash payments when the price is below the established floor, with no cash payments being made when the price is between the ceiling and the floor.

As of December 31, 2005, the Company recorded a derivative asset based on the fair value calculation amounting to US$547 and a liability of US$144, which is deemed a deferred purchase incentive.

Due to the new Hydrocarbons Law of Bolivia (See Note 15), the other party involved in the PVRC contested the contract, alleging among other, “force majeure” and excessive onus. On August 12, 2006, the parties agreed to cancel the PVRC. As a result, on August 14, 2006 the Company received US$41 and wrote-off accounts receivable related to the PVRC amounting to US$77.

d) Natural gas derivative contract (Continued)

The Company adjusted the fair value asset and liabilities related to the PVRC by recording a financial expense of US$328 during the first quarter of 2006 as a result of the tax increases in Bolivia. In the second quarter of 2006, the Company wrote-off the remaining fair value asset of US$94 as a consequence of the contract cancellation.

e) Interest rate risk management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce its exposure to interest rate fluctuations and may use these financial instruments in the future.

f) Risk Management activity at PEPSA

From time to time, PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure that the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. As of September 30, 2006, PEPSA did not have any position in derivative instruments covering such risks.

The Company makes forward sales of US dollars in exchange for Argentine pesos. As of September 30, 2006, the face value of effective contracts amounting to US$8 at the average exchange rate of 3.28 Argentine pesos per US dollar. For the nine-month period ended September 30, 2006, the Company recognized a gain of US$1.

4. Income Taxes

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income taxes expense recorded in these consolidated financial statements.

	Nine-month period ended September30,

	2006	2005

Income before income taxes and minority interest	15,113	10,618

Tax expense at statutory rates - (34%)	(5,138)	(3,610)
Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(162)	(193)
Tax benefit on interest on shareholders’ equity	683	317
Others	(32)	(107)

Income tax expense per consolidated statement of income	(4,649)	(3,593)

5. Inventories

	September 30,	December 31,
	2006	2005

Products
Oil products	2,591	2,020
Fuel alcohol	154	66

	2,745	2,086

Raw materials, mainly crude oil	2,812	2,266
Materials and supplies	1,208	1,047
Others	241	142

Total	7,006	5,541

Current inventories	6,796	5,305

Long-term inventories	210	236

6. Petroleum and Alcohol Account - Receivable from Federal Government

a) Changes in the Petroleum and alcohol account

The following summarizes the changes in the Petroleum and alcohol account for the nine-month period ended September 30, 2006:

Nine-month
period ended
September 30,
2006

Opening balance	329
Financial income	6
Translation gain	25

Ending balance	360

The Petroleum and alcohol account arose in periods previous to December 31, 2002 as a result of regulation in the fuels market. The Federal Government has certified the balance and placed a portion of the amount (US$53) in a restricted use account.

b) Settlement of the Petroleum and alcohol account with the Federal Government

As defined in Law no. 10,742 dated October 06, 2003, the settlement of the Petroleum and alcohol account with the Federal Government should have been completed by June 30, 2004. The Company has been working with the Ministry of Mines and Energy - MME and Secretary of the National Treasury - STN in order to resolve remaining issues necessary to conclude the settlement process.

The remaining balance of the Petroleum and alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and alcohol account; (2) offset of the balance of the Petroleum and alcohol account, with any other amount owed by the Company to the Federal Government, including taxes; or (3) by a combination of the above options.

7. Financings

a) Short-term debt

The Company's short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	September 30,	December 31,
	2006	2005

Imports - oil and equipment	97	340
Working capital	829	610

	926	950

The weighted average annual interest rates on outstanding short-term borrowings were 4.64% and 4.09% at September 30, 2006 and December 31, 2005, respectively.

b) Long-term debt

• Composition

	September 30,	December 31,
	2006	2005

Foreign currency
Notes	4,620	5,871
Financial institutions	2,802	3,215
Sale of future receivables	696	1,241
Suppliers’ credits	1,264	1,349
Senior exchangeable notes	330	330
Assets related to export program to be offset against sales
of future receivables	(150)	(300)
Repurchased securities (1)	(239)	(356)

	9,323	11,350

b) Long-term debt (Continued)

	September 30,	December 31,
	2006	2005

Local currency
National Economic and Social Development Bank - BNDES	328	298
Debentures:
BNDES	539	291
Other banks	1,029	935
Others	486	57

	2,382	1,581

Total	11,705	12,931
Current portion of long-term debt	(1,881)	(1,428)

	9,824	11,503

(1) At September 30, 2006 and December 31, 2005, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies and some of the SPEs that the Company consolidates according to FIN 46 (R), in the total amount of US$597 and US$2,078, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, of US$239 and US$356 for September 30, 2006 and December 31, 2005, respectively and project financings, of US$358 and US$1,722, respectively (See also Note 9). Gains and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lower than par are recorded as premium or discounts and are amortized over the life of the notes. Petrobras recognized a loss of US$17 on extinguishment of debt during the period ended September 30, 2005. As of September 30, 2006 , the Company had an outstanding balance of net premiums on reissuance of US$51.

b) Long-term debt (Continued)

• Composition of foreign currency denominated debt by currency

	September 30,	December 31,
	2006	2005

Currency
United States dollars	8,415	10,679
Japanese Yen	646	409
Euro	262	262

	9,323	11,350

• Maturities of the principal of long-term debt

The long-term portion at September 30, 2006 becomes due in the following years:

2007	633
2008	1,320
2009	822
2010	1,584
2011	795
2012 and thereafter	4,670

9,824

• Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	September 30,	December 31,
	2006	2005

Foreign currency
6% or less	2,274	3,686
Over 6% to 8%	3,093	2,603
Over 8% to 10%	3,568	4,491
Over 10% to 15%	388	570

	9,323	11,350

Local currency
6% or less	414	85
Over 6% to 8%	96	266
Over 8% to 10%	756	264
Over 10% to 15%	1,116	966

	2,382	1,581

	11,705	12,931

c) Debt repurchase offer (Tender) of notes

On July 24, 2006, Petrobras International Finance Company (PIFCo), a wholly owned subsidiary of the Company, concluded its debt repurchase offer (Tender) of notes tendered for the five series issued by PIFCo, in the amount of US$888. Considering the notes previously purchased by the Company and its affiliates, also included in the tender, the operation reached the total value of US$1,216. The purpose of this initiative is to reduce total debt outstanding and simplify the debt profile, thus benefiting from the Company’s current strong cash generation. Upon the conclusion of the debt repurchase offer (Tender) PIFCo incurred in expenses in the total amount of US$160.

d) Debentures issue

On August 02, 2006 the Extraordinary General Meeting held by ALBERTO PASQUALINI - REFAP S.A., a subsidiary of the Company, approved the value of the private issue of simple, nominative and book-entered debentures in the amount of US$391. The debentures are being issued in order to expand and modernize the Company’s industrial facilities and to raise its oil processing capacity from 20,000 m³/day to 30,000 m³/day, in addition to increasing the portion of national oils being processed.

The issue will be made under the following terms of issue up to December 30, 2006 and amortization over 96 months plus a 6-month grace period; 90% of the debentures shall be subscribed by the BNDES yielding interest at the Long-term Interest Rate +3.8% p.a.; 10% of the debentures shall be subscribed by BNDES Participações S.A. (BNDESPAR) at the interest rate of the BNDES’ basket of currencies + 2.3% p.a..

On September 08, 2006, the Financing Contract was executed and the first installment was made available in the amount of US$278.

The remaining amount will be provided by February 2007 subject to proving the expenses incurred on expanding the refinery.

e) Japanese Yen Bonds

On September 27, 2006 PIFCo issued Japanese Yen Bonds to the amount of ¥ 35.000.000 thousand (US$ 298), maturing in 2016, yielding 2.15% per annum and semi-annual interest. The proceeds obtained from the issue will be used to fully or partly finance the construction of the pipelines which will interconnect the production platforms P-51, P-52 and P-53 to the autonomous repumping platform PRA-1.

8. Financial Income (Expenses), Net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the nine-month periods ended September 30, 2006 and 2005 are as follows:

	Nine-month period ended
		September 30,

	2006	2005

Financial expenses
Loans and financings	(868)	(819)
Capitalized interest	724	425
Leasing	(79)	(75)
Project financings	(386)	(332)
Repurchased securities losses	(160)	(17)
Gain (losses) on fair value of gas hedge	(499)	31
Others	(146)	(122)

	(1,414)	(909)

Financial income
Investments	466	(131)
Clients	154	56
Government securities	70	32
Advances to suppliers	21	25
Others	219	159

	930	141

Monetary and exchange variation on monetary assets and liabilities, net
	107	229

	(377)	(539)

9. Project Financings

Since 1997, the Company has utilized project financings to provide capital for the continued development of the Company’s exploration and production and related projects.

The special purpose entities associated with the project finance projects are consolidated based on FIN 46 (R), and the project financing obligation represents the debt of the consolidated SPEs with the third-party lender.

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

9. Project Financings (Continued)

The following summarizes the liabilities related to the projects that were in progress at September 30, 2006 and December 31, 2005:

	September 30,	December 31,
	2006	2005

Barracuda/Caratinga	1,505	2,435
Charter Development - CDC	682	346
Cabiúnas	672	799
PDET Offshore S.A.	662	188
Nova Transportadora do Sudeste - NTS	572	461
Nova Transportadora do Nordeste - NTN	492	385
Transportadora Gasene	398	236
Espadarte/Voador/Marimbá (EVM)	347	399
Codajás	347	215
NovaMarlim	324	286
Companhia Locadora de Equipamentos Petrolíferos - CLEP	334	1,700
PDET Onshore S.A	148	-
Cia Petrolífera Marlim	79	139
Albacora	49	55
Pargo, Carapeba, Garoupa and Cherne (PCGC)	43	35
Fundo de Investimento Imobiliário - FII	-	85
Repurchased securities (1)	(358)	(1,722)

	6,296	6,042

Current portion of project financings	(2,496)	(2,413)

	3,800	3,629

(1)
At September 30, 2006 and December 31, 2005, the Company had amounts invested abroad in an exclusive investment fund. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and project financings (See also Note 7).

9. Project Financings (Continued)

The Company has received certain advances amounting to US$375 which are recorded as project financings obligations and are related to assets under agreements with investors, which are included to the property, plant and equipment balance. Such asset and obligation amounts are presented gross as the obligation can only be settled through delivery of the fully constructed asset.

At September 30, 2006, the long-term portion of project financing becomes due in the following years:

2007	660
2008	757
2009	709
2010	327
2011	560
2012 and thereafter	787

3,800

10. Capital Lease Obligations

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At September 30, 2006, these assets had a net book value of US$1,337 (US$1,419 at December 31, 2005).

The following is a schedule by year of the future minimum lease payments at September 30, 2006:

2006	80
2007	300
2008	313
2009	284
2010	230
2011	113
2012 and thereafter	97

Estimated future lease payments	1,417

Less amount representing interest at 6.2% to 12.0% annual	(310)

Present value of minimum lease payments	1,107
Less current portion of capital lease obligations	(223)

Long-term portion of capital lease obligations	884

11. Employees’ Post-retirement Benefits and Other Benefits

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2005, the Company made contributions of US$296 to pension and health care plans.

The balances related to Employees’ Post-retirement Benefits are represented as follows:

	As of

	September 30, 2006		December 31, 2005

		Health		Health
	Pension	care	Pension	care
	benefits	benefits	benefits	benefits

Current liabilities	186	-	206	-
Long-term liabilities	4,511	3,710	3,627	3,004

Employees’ post-retirement benefits obligations	4,697	3,710	3,833	3,004

Accumulated other comprehensive income	3,165	-	2,941	-
Tax effect	(1,087)	-	(1,011)	-

Net balance recorded in shareholders’ equity	2,078	-	1,930	-

Net periodic benefit cost includes the following components:

	As of September 30,

	2006		2005

		Health		Health
	Pension	care	Pension	care
	benefits	benefits	benefits	benefits

Service cost - benefits earned during the period	131	60	108	54
Interest on projected benefit obligation	1,279	444	1,010	357
Expected return on plan assets	(850)	-	(701)	-
Amortization of net (gain)/ loss	237	68	298	110

	797	572	715	521
Employees’ contributions	(100)	-	(93)	-

Net periodic benefit cost	697	572	622	521

In 2003, the Company formed a task force with representatives of the National Union of Oil Workers (FUP), unions and PETROS, among others, in order to evaluate alternatives to a new model for the Company’s supplementary pension plan, including analyses of negotiated arrangements for the settlement of actuarial deficits.

11. Employees’ Post-retirement Benefits and Other Benefits (Continued)

The Company made internal studies to develop proposals with FUP, petroleum unions and other entities, in order to evaluate alternatives for a new model for the Company’s supplementary pension plan. The Company held meetings with these entities with the purpose of discussing the PETROS Plan and the proposal for a new plan. One of the main objectives of the negotiations was to define a solution to the technical deficit of the PETROS Plan and also to solve the structural problems raised in the FUP and union studies, always complying with limits imposed by the Brazilian laws.

On April 19, 2006, the Company, aiming to achieve an agreement regarding its Supplementary Pension Plan, presented to employee participants and retirees a proposal to bring equilibrium to the actual PETROS Plan and the implementation of a new plan, denominated PETROS Plan 2.

Execution of the proposal presented by the Company’s Executive Board was subject to a number of conditions, including the renegotiation of the PETROS Plan Regulations, in relation to the means of readjusting the benefits and pensions, considering a significant rate of individual accession of employees and dependants.

The deadline for renegotiating the PETROS Plan expired on August 31, 2006, and on September 11, 2006, the Company showed the results of the accessions and the overall renegotiation target previously set by the Company had not been achieved. As a result the proposal presented by PETROBRAS became null and void.

On October 20, 2006, the Board of Directors of PETROBRAS approved the introduction of PETROS Plan 2 for employees currently with no pension plan. After this approval, the new plan will be referred to assessment and approval by the government and regulatory authorities, whereupon it can be offered to the employees.

The New Supplementary pension plan was formulated according to the Variable Contribution model - CV. In this model, the resources are capitalized through particular accounts, retirement is established according to the account balances, besides the assurance for pension plan risks (handicapped and death during the contribution life) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas regime.

11. Employees’ Post-retirement Benefits and Other Benefits (Continued)

The impact of joining the new plan and its related benefit costs will be valued according to the standards established in SFAS 87 and will only be computed and recognized in the accounts when the plan is implemented.

12. Shareholders’ Equity

The Company’s subscribed and fully paid-in capital at September 30, 2006 and December 31, 2005 consisted of 2,536,673,672 common shares and 1,850,364,698 preferred shares; and of 2,536,673,672 common shares and 1,849,478,028 preferred shares, respectively.

The Extraordinary General Meeting held on July 22, 2005 decided to effect a split of each Company’s share into four, resulting in a free distribution of 3 (three) new shares of the same type for each original share, based on the shareholding structure at August 31, 2005. At the same date, an amendment to article 4 of the Company’s bylaws to cause capital be divided into 4,386,151,700 shares, of which 2,536,673,672 are common shares and 1,849,478,028 are preferred shares, with no nominal value, was approved. This amendment to the Company’s bylaws is effective from September 1, 2005.

The relation between the American Depository Receipt (ADS) and shares of each class was changed from one to four shares for one ADS. All share and per share information in the accompanying financial statements and notes has been adjusted to reflect the result of the share split.

At an Extraordinary General Meeting held together with the General Ordinary Meeting, on April 3, 2006, the shareholder’s of the Company approved an increase in the Company’s capital to US$22,397 (R$48,248) through the capitalization of retained earnings accrued during previous financial years, in the amount of US$6,969 (R$15,012), and without the issuance of new shares, in accordance with article 169, paragraph 1, Law no. 6,404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

12. Shareholders’ Equity (Continued)

Shareholders at the Extraordinary General Meeting held June 01, 2006 approved the incorporation of shares in PETROQUISA by PETROBRAS, pursuant to the re-ratification of the Protocol of Merger and Incorporation on the share incorporation transaction executed by the two companies. The Board of Directors of the Company approved the issue of 886,670 preferred shares of the Company in connection with the incorporation of shares in PETROQUISA by PETROBRAS.

To implement the transaction, the exchange ratio for the shares to be used was based on the net equity value of both companies at the base date of December 31, 2005, when 4.496 preferred shares issued by PETROBRAS were attributed to each batch of 1,000 common or preferred shares issued by PETROQUISA.

No PETROBRAS’ shareholders had stated their intention to exercise the right withdraw by the legal deadline of July 07, 2006. Five PETROQUISA’s shareholders with a total interest of 1,015,910 shares exercised the right to withdraw by the established deadline (by July 05, 2006) and were reimbursed at the rate of R$ 153.47 (US$ 71) per batch of 1,000 shares, using funds provided by PETROQUISA, on July 10, 2006. PETROBRAS then acquired the shares for the same price, thereby transferring ownership.

Current Brazilian law requires that the Federal Government retain ownership of 50% plus one share of the Company’s voting shares.

The dividends for the year ended 2005 approved at the Ordinary General Shareholder’s Meeting held on April 3, 2006, in the amount of US$2,998, corresponding to US$0.68 per common and preferred share, conforms to the bylaws in regard to guaranteed rights of preferred shares (article 5), and distributes dividends calculated on the adjusted net income to common and preferred shareholders. This dividend included interest on capital approved by the Board of Directors on June 17, 2005, in the amount of US$933, which was made available to shareholders on January 5, 2006 based on the shareholding position of June 30, 2005, corresponding to US$0.21 per common and preferred share, adjusted to give effect to the stock split of September 2005 and to US$0.84 per share without giving effect to such stock split. The dividend approved also includes interest on capital approved by the Board of Directors on December 16, 2005, which was made available to shareholders on March 22, 2006 based on the shareholding position of December 31, 2005, in the amount of US$939, corresponding to US$0.21 per common and preferred share.

12. Shareholders’ Equity (Continued)

These amounts are subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9.249/95. The remaining portion of US$468 were made available on May 23, 2006 as dividends, based on the stock position of April 3, 2006, corresponding to US$0.11 per common and preferred share, as approved by the Ordinary General Meeting dated on April 3, 2006. These amounts were monetarily restated from December 31, 2005 to May 23, 2006, according to the variation of the SELIC rate.

Basic and diluted earnings per share amounts have been calculated as follows:

	Nine-month period ended
		September 30,

	2006	2005

Net income for the period	10,040	6,821

Less priority preferred share dividends	(558)	(431)
Less common shares dividends, up to the priority preferred
shares dividends on a per-share basis	(765)	(591)

Remaining net income to be equally allocated to common and
preferred shares	8,717	5,799

Weighted average number of shares outstanding
Common/ADS	2,536,673,672	2,536,673,672
Preferred/ADS	1,849,747,602	1,849,478,028

Basic and diluted earnings per:
Common and preferred share	2.29	1.56
Common and preferred ADS	9.16	6.24

13. Contingencies

The Company is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government's continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily determinable.

a) Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by nature of claim:

	September 30,	December 31,
	2006	2005

Labor claims	43	7
Tax claims	89	87
Civil claims	104	79
Commercials claims and other contingencies	35	62

	271	235

Contingencies for joint liability	14	75

Total	285	310

Current contingencies	(39)	(72)

Long-term contingencies	246	238

a) Litigation (Continued)

As of September 30, 2006 and December 31, 2005, in accordance with Brazilian law, the Company had paid US$828 and US$775, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

b) Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

14. Segment Information

The following presents the Company's assets by segment:

	As of September 30, 2006

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets (1)	3,879	9,889	1,412	2,291	2,074	14,234	(4,451)	29,328

Cash and cash equivalents	-	-	-	-	-	11,097	-	11,097
Other current assets	3,879	9,889	1,412	2,291	2,074	3,137	(4,451)	18,231

Investments in non-consolidated companies
and other investments	9	785	429	1,761	19	112	-	3,115

Property, plant and equipment, net	31,020	9,400	6,356	4,327	1,393	1,054	(34)	53,516

Non current assets	1,382	377	1,012	539	239	2,665	(1,184)	5,030

Petroleum and alcohol account	-	-	-	-	-	360	-	360
Government securities	-	-	-	-	-	445	-	445
Other assets (1)	1,382	377	1,012	539	239	1,860	(1,184)	4,225

Total assets	36,290	20,451	9,209	8,918	3,725	18,065	(5,669)	90,989

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

14. Segment Information (Continued)

	As of September 30, 2006

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets (1)	1,669	737	865	137	163	(1,280)	2,291

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	1,669	737	865	137	163	(1,280)	2,291
Investments in non-consolidated companies
and other investments	1,028	470	184	13	66	-	1,761

Property, plant and equipment, net	3,341	575	209	136	77	(11)	4,327

Non current assets	546	17	46	22	447	(539)	539

Other assets (1)	546	17	46	22	447	(539)	539

Total assets	6,584	1,799	1,304	308	753	(1,830)	8,918

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

14. Segment Information (Continued)

	As of December 31, 2005

	Exploration			International
	and		Gas and	(see separate
	Production	Supply	Energy	disclosure)	Distribution	Corporate	Eliminations	Total

Current assets (1)	2,770	8,116	1,052	1,815	1,918	12,638	(2,531)	25,778

Cash and cash equivalents	-	-	-	-	-	9,871	-	9,871
Other current assets	2,770	8,116	1,052	1,815	1,918	2,767	(2,531)	15,907

Investments in non-consolidated companies
and other investments	9	822	438	418	20	103	-	1,810

Property, plant and equipment, net	25,869	8,085	5,326	4,655	1,236	781	(32)	45,920

Non current assets	971	396	1,349	453	392	1,778	(222)	5,117

Petroleum and alcohol account	-	-	-	-	-	329	-	329
Government securities	-	-	-	-	-	364	-	364
Other assets (1)	971	396	1,349	453	392	1,085	(222)	4,424

Total assets	29,619	17,419	8,165	7,341	3,566	15,300	(2,785)	78,625

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

14. Segment Information (Continued)

	As of December 31, 2005

	International

	Exploration
	and		Gas and
	Production	Supply	Energy	Distribution	Corporate	Eliminations	Total

Current assets (1)	1,486	660	552	72	227	(1,182)	1,815

Cash and cash equivalents	-	-	-	-	-	-	-
Other current assets	1,486	660	552	72	227	(1,182)	1,815
Investments in non-consolidated companies
and other investments	141	51	204	-	22	-	418

Property, plant and equipment, net	3,801	530	192	78	59	(5)	4,655

Non current assets	452	30	54	22	419	(524)	453

Other assets (1)	452	30	54	22	419	(524)	453

Total assets	5,880	1,271	1,002	172	727	(1,711)	7,341

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

14. Segment Information (Continued)

Revenues and net income by segment are as follows:

	Nine - month period ended September 30, 2006

	Exploration and Production			International (see separate disclosure)
			Gas and Energy
		Supply			Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	2,499	32,137	2,108	3,087	13,496	-	-	53,327
Inter-segment net operating revenues	24,943	11,056	895	844	210	-	(37,948)	-

Net operating revenues	27,442	43,193	3,003	3,931	13,706	-	(37,948)	53,327

Cost of sales	(10,215)	(38,481)	(2,571)	(2,376)	(12,432)	-	37,331	(28,744)
Depreciation, depletion and amortization	(1,542)	(469)	(140)	(314)	(101)	(50)	-	(2,616)
Exploration, including exploratory dry holes	(309)	-	-	(236)	-	-	-	(545)
Selling, general and administrative expenses	(326)	(1,014)	(242)	(369)	(756)	(958)	29	(3,636)
Research and development expenses	(247)	(96)	(48)	(1)	(4)	(115)	-	(511)
Other operating expenses	45	(10)	(254)	29	(14)	(391)	13	(582)

Costs and expenses	(12,594)	(40,070)	(3,255)	(3,267)	(13,307)	(1,514)	37,373	(36,634)

Equity in results of non-consolidated companies	-	10	(26)	29	-	23	-	36
Financial income (expenses), net (1)	-	-	-	-	-	(377)	-	(377)
Employee benefit expense for non-active participants	-	-	-	-	-	(764)	-	(764)
Other taxes	(25)	(61)	(30)	(49)	(58)	(194)	-	(417)
Other expenses, net	(67)	(16)	(6)	(5)	1	35	-	(58)

Income (loss) before income taxes and	14,756	3,056	(314)	639	342	(2,791)	(575)	15,113
minority interest

Income tax benefits (expense)	(5,017)	(1,036)	98	(237)	(117)	1,464	196	(4,649)

Minority interest in results of consolidated subsidiaries	(136)	(3)	(155)	(158)	-	28	-	(424)

Net income (loss) for the period	9,603	2,017	(371)	244	225	(1,299)	(379)	10,040

(1)
In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level.

14. Segment Information (Continued)

	Nine - month period ended September 30, 2006

	International

	Exploration and Production
			Gas and Energy
		Supply		Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	579	899	535	1,056	18	-	3,087
Inter-segment net operating revenues	1,356	1,108	31	6	-	(1,657)	844

Net operating revenues	1,935	2,007	566	1,062	18	(1,657)	3,931

Cost of sales	(680)	(1,812)	(427)	(1,079)	(19)	1,641	(2,376)
Depreciation, depletion and amortization	(236)	(47)	(10)	(11)	(10)	-	(314)
Exploration, including exploratory dry holes	(236)	-	-	-	-	-	(236)
Selling, general and administrative expenses	(109)	(51)	(12)	(66)	(131)	-	(369)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	13	7	12	6	(9)	-	29

Costs and expenses	(1,248)	(1,903)	(437)	(1,150)	(170)	1,641	(3,267)

Equity in results of non-consolidated companies	20	10	(4)	-	3	-	29
Other taxes	(11)	(8)	-	(1)	(29)	-	(49)
Other expenses, net	(4)	-	-	(1)	-	-	(5)

Income (loss) before income taxes and
minority interest	692	106	125	(90)	(178)	(16)	639

Income tax benefits (expense)	(245)	(35)	(47)	33	51	6	(237)

Minority interest in results of consolidated subsidiaries	(133)	(24)	(18)	24	(7)	-	(158)

Net income (loss) for the period	314	47	60	(33)	(134)	(10)	244

14. Segment Information (Continued)

	Nine-month period ended September 30, 2005

	Exploration and Production			International (see separate disclosure)
			Gas and Energy
		Supply			Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	1,187	23,801	1,340	2,679	11,054	-	-	40,061
Inter-segment net operating revenues	19,944	8,704	672	659	163	-	(30,142)	-

	21,131	32,505	2,012	3,338	11,217	-	(30,142)	40,061
Net operating revenues

Cost of sales	(7,933)	(28,658)	(1,565)	(1,741)	(10,129)	-	28,689	(21,337)
Depreciation, depletion and amortization	(1,115)	(488)	(71)	(358)	(71)	(36)	-	(2,139)
Exploration, including exploratory dry holes	(366)	-	-	(72)	-	-	-	(438)
Selling, general and administrative expenses	(226)	(869)	(254)	(299)	(625)	(725)	41	(2,957)
Research and development expenses	(105)	(35)	(16)	(1)	(1)	(117)	-	(275)
Other operating expenses	4	(101)	(311)	(109)	(11)	(297)	-	(825)

	(9,741)	(30,151)	(2,217)	(2,580)	(10,837)	(1,175)	28,730	(27,971)
Costs and expenses

Equity in results of non-consolidated companies	-	10	46	51	-	6	-	113
Financial income (expenses), net (1)	-	-	-	-	-	(539)	-	(539)
Employee benefit expense for non-active participants	-	-	-	-	-	(708)	-	(708)
Other taxes	(12)	(23)	(16)	(30)	(49)	(127)	-	(257)
Other expenses, net	(59)	(7)	(13)	4	(7)	1	-	(81)

Income (loss) before income taxes and
minority interest	11,319	2,334	(188)	783	324	(2,542)	(1,412)	10,618

Income tax benefits (expense)	(3,848)	(789)	79	(289)	(110)	885	479	(3,593)

Minority interest in results of consolidated subsidiaries	(159)	(17)	(59)	(81)	-	112	-	(204)

Net income (loss) for the period	7,312	1,528	(168)	413	214	(1,545)	(933)	6,821

(1)
In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax and minority interest line items were adjusted.

14. Segment Information (Continued)

	Nine-month period ended September 30, 2005

	International

	Exploration and Production
			Gas and Energy
		Supply		Distribution	Corporate	Eliminations	Total

Net operating revenues to third parties	689	771	386	812	21	-	2,679
Inter-segment net operating revenues	1,091	987	23	3	-	(1,445)	659

Net operating revenues	1,780	1,758	409	815	21	(1,445)	3,338

Cost of sales	(460)	(1,574)	(325)	(796)	(21)	1,435	(1,741)
Depreciation, depletion and amortization	(283)	(48)	(10)	(8)	(9)	-	(358)
Exploration, including exploratory dry holes	(72)	-	-	-	-	-	(72)
Selling, general and administrative expenses	(87)	(43)	(8)	(48)	(113)	-	(299)
Research and development expenses	-	-	-	-	(1)	-	(1)
Other operating expenses	(108)	7	3	-	(46)	35	(109)

Costs and expenses	(1,010)	(1,658)	(340)	(852)	(190)	1,470	(2,580)

Equity in results of non-consolidated companies	5	13	-	-	31	2	51
Financial income (expenses), net (1)	-	-	-	-	-	-	-
Other taxes	(3)	(4)	-	(1)	(22)	-	(30)
Other expenses, net	(3)	-	-	-	7	-	4

Income (loss) before income taxes and
minority interest	769	109	69	(38)	(153)	27	783

Income tax benefits (expense)	(284)	(40)	(25)	15	56	(11)	(289)

Minority interest in results of consolidated subsidiaries	(50)	(19)	(6)	5	(11)	-	(81)

Net income (loss) for the period	435	50	38	(18)	(108)	16	413

(1)
In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve the understanding of Petrobras’ management, the Company, since the first quarter of 2006, switched to allocating all financial results and items of financial nature to the corporate level. As a result of this change, the income tax and minority interest line items were adjusted.

14. Segment Information (Continued)

Capital expenditures incurred by segment for the nine-month periods ended September 30, 2006 and 2005 are as follows:

	Nine-month period
	ended September 30,

	2006	2005

Exploration and Production	5,806	4,093
Supply	1,419	1,231
Gas and Energy	626	405
International
Exploration and Production	977	620
Supply	100	45
Distribution	17	9
Gas and Energy	97	12
Distribution	195	149
Corporate	361	247

	9,598	6,811

15. New Hydrocarbons Law of Bolivia

The new Bolivian Hydrocarbons Law 3,058 has been in force since May 19, 2005. This law revokes the former Hydrocarbons Law 1,689 dated April 30, 1996.

The new law establishes, among other matters, a higher tax burden for companies of the sector, through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be applied directly on 100% of the production, on top of taxes in force by operation of Law No. 843. In addition, the new legislation determines substitution of shared risk contracts for new contracts observing the models established in the Law, and introduces changes in the oil products distribution activity.

15. New Hydrocarbons Law of Bolivia (Continued)

On May 20, 2005, contracts were entered into for association among Yacimentos Petrolíferos Fiscales Bolivianos - YPFB (Bolivian state-owned company) and fuel distribution companies to extend the term of Distributors’ operations up until YPFB accumulates sufficient funds to develop this segment all over the Bolivian territory. On June 30, 2006 the contracts term expired through which the major distribution companies distributed hydrocarbons in Bolivia. YPFB takes over national distribution as from this date. The company Petrobras Bolívia Distribuición which maintained adjudicated a major part of this business, is still operating in the sector through the service stations it owns.

As of May 1, 2006, Supreme Decree 28,701 was enacted in Bolivia, through which, the natural hydrocarbon resources were nationalized. As a consequence, the companies that are currently engaged in gas and petroleum production activities, will have to transfer the ownership of all hydrocarbon production to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB). A transition period has also been established of 180 days as from the date the aforementioned decree is enacted, in which companies that are currently operating should execute the new contracts established by YPFB. Companies which have not executed these contracts by the end of this term may be unable to continue operating in the country.

The aforementioned Decree establishes that fields with a certified average natural gas production of over 100 million cubic feet per day in 2005, as is the case with the San Alberto and San Antonio fields where the Company operates, an additional amount will be paid to YPFB of 32% over of the production value, rising to a total of 82% of the Bolivian government’s interest. The Bolivian Ministry of Hydrocarbons and Energy shall determine on a case-by-case basis via auditing the final share to be paid to the Companies in the contract to be executed. Up to September 30, 2006 the Company had recorded a provision to pay the additional share to YPFB of 32% on the hydrocarbon production, to an amount equal to US$63. The regulatory decrees which among other matters shall establish the means for paying this share have not yet been issued.

15. New Hydrocarbons Law of Bolivia (Continued)

Furthermore, according to this decree the State is nationalizing the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. - PBR, in which PETROBRAS has an indirect interest of 100% (Petrobras International Braspetro B.V. - 51% and Petrobras Energia S.A. - 49%). The equity interest will be transferred to YPFB when the parties reach an agreement about the amount of economic compensation to be paid by YPFB to PETROBRAS.

On October 28, 2006 Petrobras Bolívia and its partners executed operating contracts with YPFB for the blocks San Alberto and San Antonio. These contracts establish that the revenues, royalties, profit shares, IDH, shipment and compression will be absorbed by YPFB, and the cost of production and investments made by the companies should be reimbursed as remuneration to the owner. Any difference which may exist will be distributed between the Bolivian state company and the companies, at percentages varying according to production and the investment recovery factor. These contracts will come into force as from approval by the Bolivian National Congress and their official registration.

In a document attached to contracts entitled “Investments made”, PETROBRAS and its partners state the investment amounts net of amortization, which will be reviewed taking into account the results of the audits contracted by the Hydrocarbons Ministry, that are currently in progress. To date, the Company is not aware of the result of these audits and the possible effects on its investments.

The impacts and corresponding scope of the aforementioned Decree are still being evaluated, and PBR and PEBIS continue their normal operations under the control and management of the Company, and hence their consolidated financial statements are still being included in the Company’s consolidated financial statements. The consolidated total assets balance of PEBIS as of September 30, 2006 amounted to US$1,319.

16. Review of operating agreements in Venezuela

In March of 2006, PESA, through its controlled and associated companies in Venezuela, entered into Memoranda of Understanding (MDE) with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) in order to finalize the migration of operational agreements to mixed-capital companies. The MDEs establish that the interest of private partners in mixed-capital companies should be limited to 40%, while the Venezuelan government participates with the remaining 60%. Thus, PESA’s indirect interest in the fields of Oritupano Leona, La Concepción, Acema and Mata Areas was defined as being of 22%, 36%, 34.5% and 34.5%, respectively.

Pursuant to the terms of the MDE, CVP shall acknowledge dividable and transferable credits in favor of the private companies with interest in the mixed-capital companies, which shall not be subject to interest and may be used in payment of the acquisition bonus of new areas for petroleum exploration and production activities or for a license to engage in gas exploration and production. Credits attributed to PESA correspond to US$89.

By September 30, 2006, the agreements for conversion of operating agreements in connection with the Oritupano Leona, La Concepción, Acema and Mata areas were signed and the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. (which will operate the areas mentioned above, respectively) were organized and registered with the Venezuelan Public Registry of Commerce. In the case of the first three companies, the Venezuelan Executive Branch issued the decrees for the transfer of rights and the shareholders made the relevant capital contributions. In order to complete the formalities required for the process involving conversion of operating agreements into mixed companies, execution of the respective oil marketing agreements with PDVSA is still pending, among other things. In the meantime, and until mixed companies become operational, operations of the consortia are conducted and financed by Petrobras Energía Venezuela under the supervision of a temporary executive committee made up by a majority of representatives of PDVSA.

16. Review of operating agreements in Venezuela (Continued)

According to the corporate governance structure specified for the mixed capital companies, from April 1, 2006 the Company no longer consolidated the assets, liabilities and results referring to the aforesaid operations in its consolidated statements, but presented them as equity investments in non-consolidated companies and other investments, which increased the balance of the mentioned account in the amount of US$861.

17. Acquisition of Pasadena Refinery

On September 1, 2006, the Company, through its wholly owned subsidiary Petrobras America Inc., concluded the acquisition of 50% of the shares of Pasadena Refinery System, Inc., a US based refining and trading company owned by the Belgian group Compagnie Nationale a Portefeuille SA - CNP. The purchase price was of approximately US$ 416 and was based on economic valuation model of expected future earnings of the refinery. Due to immateriality, proforma information has not been presented.

The acquisition was consumamated principally to expand PETROBRAS’ international activities according to the Strategic Plan.

With PETROBRAS entering as a partner in the enterprise, the refinery will be modified in order to process approximately 70,000 bbl/day of heavy oil and other batches, including production in the Marlim field. The refinery’s operational modernization process should be completed in four years and all of the by-products to be produced will comply with the highest standards of quality adopted in the United States.

The current capacity of the Pasadena Refinery is of about 100,000 bpd. Petrobras and Astra are already conducting studies to expand its capacity and install units that will enable it to process heavy oils, including Petrobras' Marlim production, and deliver high quality products.

18. Subsequent Events

a) Global Notes

On October 06, 2006, PIFCo issued Global Notes to the amount of US$500. The notes have a yield to investor of 6.185% per annum and a ten-year term. This is the lowest borrowing cost for PIFCo over this term and represented a rate of 1.55% over and above the US T-bond for a similar term. The Global Notes were offered at 99.557% of the face value with a coupon of 6.125% per annum. PIFCo will use these proceeds mostly to pay suppliers.

b) Interest on Shareholders’ Equity

On October 20, 2006, the Board of Directors approved the distribution of remuneration to the shareholders in the form of interest on shareholder’s equity to the amount of US$2,018, pursuant to article 9 of Law 9,249/95 and Decrees 2,673/98 and 3,381/00. This had already been accrued for in the financial statements as of September 30, 2006.

This remuneration will be paid to the shareholders by January 15, 2007 based on the share position as of October 31, 2006, corresponding to a gross amount of US$ 0.46 per common and preferred share. Pursuant to decrees 2,673/98 and 3,381/00, if the payment is made before December 31, 2006, monetary restatement will occur according to the variation of the SELIC borrowing rate, from the date payment occurs until the end of this financial year. If it is paid after December 31, 2006, the variation of the SELIC rate shall be applied from December 31, 2006 until the date of payment. This interest on shareholder’s equity shall be discounted from the remuneration which is distributed at the end of the 2006 financial year, and is subject to income tax withheld at source of 15% (fifteen percent), except for shareholders who declare they are immune or exempt.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.